Exhibit 99.3

Bijzondere en buitengewone algemene vergaderingen van 22 oktober 2019 Special and extraordinary shareholders’ meetings of 22 October 2019

Volmacht (enkel te gebruiken door aandeelhouders)	Proxy (to be used by shareholders only)

De ondergetekende:	The undersigned:
(Naam en adres / Name and address)

hierin optredend als lastgever,

eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”):

herein acting as grantor of a proxy,

owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”):

(Aantal aandelen / Number of shares)

stelt hiermee aan tot zijn/haar volmachtdrager:	herewith appoints as his/her proxy holder:

(Naam en adres van de gevolmachtigde / Name and address of the proxy holder)

(Indien de naam van de volmachtdrager niet is ingevuld, zal de volmacht geacht worden te zijn gegeven aan de General Counsel van de Vennootschap)	(If the name of the proxy holder is not completed, the proxy will be deemed to be given to the General Counsel of the Company)

hierna de “volmachtdrager”,	hereinafter the “proxy holder”,

aan wie hij/zij volmacht geeft tot bijwoning van en om stemrechten uit te oefenen tijdens de bijzondere en buitengewone algemene vergaderingen van de Vennootschap die zullen plaatsvinden op dinsdag 22 oktober 2019 om 14 uur op de zetel van de Vennootschap, alsmede elke andere aandeelhoudersvergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, met als bedoeling een van de hierna uiteengezette agenda’s in overweging te nemen en om, voor dit doel, deel te nemen aan alle activiteiten, te stemmen of zich te onthouden, notulen en andere stukken te ondertekenen, woonplaats te kiezen, subdelegatie te geven, en meer in het algemeen te doen wat nuttig of noodzakelijk wordt geacht door de volmachtdrager.	to whom he/she gives power of attorney to attend and exercise voting rights at the special and extraordinary shareholders’ meetings of the Company to be held on Tuesday 22 October 2019 at 2:00 p.m. CEST at the registered office of the Company, as well as at any other shareholders’ meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, for the purpose of considering one of the agendas set forth below, and for this purpose, to take part in all proceedings, to vote or abstain, to sign any minutes and other items, to elect domicile, to sub-delegate authority, and more generally to do anything the proxy holder deems useful or necessary.

Indien overeenkomstig artikel 533ter van het Wetboek van vennootschappen van 7 mei 1999 nieuw te behandelen onderwerpen op de betrokken agenda’s zijn opgenomen nadat onderhavige volmacht ter kennis van de Vennootschap is gebracht, zal de volmachtdrager ook over deze nieuwe agendapunten kunnen stemmen voor zover de volmachtdrager daarbij geen ander belang dan het belang van ondergetekende aandeelhouder nastreeft.	If pursuant to article 533ter of the Belgian Companies Code of 7 May 1999 new items to be dealt with are included in the concerned agendas after the present proxy form has been submitted to the Company, the proxy holder shall be entitled to vote on such new agenda items insofar as the proxy holder, by doing so, does not pursue another interest than the interest of the undersigned shareholder.

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Bijzondere en buitengewone algemene vergaderingen van 22 oktober 2019 Special and extraordinary shareholders’ meetings of 22 October 2019

Agenda

Bijzondere algemene vergadering	Special general meeting

1. Benoeming van een bestuurder	1. Appointment of a Director

Voorstel van besluit: De algemene vergadering besluit om Dhr. Daniel O’Day te benoemen als niet-onafhankelijke bestuurder van de Vennootschap voor een termijn die onmiddellijk aanvangt en die een einde neemt onmiddellijk na de jaarlijkse algemene vergadering van de Vennootschap te houden in 2023, op voorstel van de raad van bestuur en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap. De algemene vergadering van de Vennootschap besluit dat het mandaat van Dhr. Daniel O’Day als bestuurder van de Vennootschap niet bezoldigd zal zijn.	Proposed resolution: Upon the proposal of the board of directors of the Company and in accordance with the recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting of the Company resolves to appoint Mr. Daniel O’Day as a non-independent director of the Company for a period starting immediately and ending immediately after the annual shareholders’ meeting of 2023. The shareholders’ meeting of the Company resolves that the mandate of Mr. Daniel O’Day as a director of the Company will not be remunerated.

Agendapunt 1 - Steminstructie:	Agenda item 1 - Voting instruction:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

2. Benoeming van een bestuurder	2. Appointment of a Director

Voorstel van besluit: De algemene vergadering besluit om Mevr. Linda Higgins te benoemen als niet-onafhankelijke bestuurder van de Vennootschap voor een termijn die onmiddellijk aanvangt en die een einde neemt onmiddellijk na de jaarlijkse algemene vergadering van de Vennootschap te houden in 2023, op voorstel van de raad van bestuur en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap. De algemene vergadering van de Vennootschap besluit dat het mandaat van Mevr. Linda Higgins als bestuurder van de Vennootschap niet bezoldigd zal zijn.	Proposed resolution: Upon the proposal of the board of directors of the Company and in accordance with the recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting of the Company resolves to appoint Ms. Linda Higgins as a non-independent director of the Company for a period starting immediately and ending immediately after the annual shareholders’ meeting of 2023. The shareholders’ meeting of the Company resolves that the mandate of Ms. Linda Higgins as a director of the Company will not be remunerated.

Agendapunt 2 - Steminstructie:	Agenda item 2 - Voting instruction:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

3. Bezoldiging van de commissaris voor het boekjaar afgelopen op 31 december 2017	3. Remuneration of statutory auditor for the financial year ended on 31 December 2017

Voorstel van besluit: De algemene vergadering besluit om de jaarlijkse bezoldiging van de commissaris te verhogen van €350.000 tot €430.000 voor de werkzaamheden in verband met de statutaire jaarrekening, de geconsolideerde jaarrekening en de tussentijdse verslaggeving van de Vennootschap en haar dochtervennootschappen voor het boekjaar afgesloten op 31 december 2017. Dit is een stijging ten opzichte van de vergoeding die werd goedgekeurd door de algemene vergadering van 25 april 2017 als gevolg van het feit dat de omvang van de controleactiviteiten uitgevoerd door de commissaris, werd verruimd om bijkomende regelgevende vereisten te omvatten.	Proposed resolution: The shareholders’ meeting resolves to increase the annual remuneration of the statutory auditor from €350,000 to €430,000 for its activities relating to the statutory annual accounts, the consolidated annual accounts and the interim reporting of the Company and its subsidiaries for the financial year ended 31 December 2017. This represents an increase compared to the remuneration approved by the shareholders’ meeting of 25 April 2017 resulting from the fact that the scope of the audit activities performed by the statutory auditor was broadened to include additional regulatory requirements.

Agendapunt 3 - Steminstructie:	Agenda item 3 - Voting instruction:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

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Bijzondere en buitengewone algemene vergaderingen van 22 oktober 2019 Special and extraordinary shareholders’ meetings of 22 October 2019

Buitengewone algemene vergadering	Extraordinary general meeting

1. Kennisname en bespreking van het bijzonder verslag van de raad van bestuur van de Vennootschap opgesteld overeenkomstig de artikelen 583, 596 en 598 van het Wetboek van vennootschappen van 7 mei 1999 in verband met de voorgestelde uitgifte van twee warrants aan Gilead Therapeutics A1 Unlimited Company (“Gilead Therapeutics”), de “Initiële Warrant A” en de “Initiële Warrant B” genaamd, en het voorstel om, in het belang van de Vennootschap, het voorkeurrecht van de aandeelhouders van de Vennootschap op te heffen ten gunste van Gilead Therapeutics	1. Consideration and discussion of the special report of the board of directors of the Company prepared in accordance with articles 583, 596 and 598 of the Belgian Companies Code of 7 May 1999 in connection with the proposed issuance of two warrants for the benefit of Gilead Therapeutics A1 Unlimited Company (“Gilead Therapeutics”), called the “Initial Warrant A” and the “Initial Warrant B”, and the proposal to cancel, in the interest of the Company, the preferential subscription right of the Company’s shareholders for the benefit of Gilead Therapeutics

2. Kennisname en bespreking van het bijzonder verslag van de commissaris van de Vennootschap opgesteld overeenkomstig de artikelen 596 en 598 van het Wetboek van vennootschappen van 7 mei 1999 in verband met de voorgestelde uitgifte van twee warrants aan Gilead Therapeutics, de Initiële Warrant A en de Initiële Warrant B genaamd, en het voorstel om, in het belang van de Vennootschap, het voorkeurrecht van de aandeelhouders van de Vennootschap op te heffen ten gunste van Gilead Therapeutics	2. Consideration and discussion of the special report of the statutory auditor of the Company prepared in accordance with articles 596 and 598 of the Belgian Companies Code of 7 May 1999 in connection with the proposed issuance of two warrants for the benefit of Gilead Therapeutics, called the Initial Warrant A and the Initial Warrant B, and the proposal to cancel, in the interest of the Company, the preferential subscription right of the Company’s shareholders for the benefit of Gilead Therapeutics

3. Goedkeuring van de uitgifte van twee warrants aan Gilead Therapeutics	3. Approval of the issuance of two warrants for the benefit of Gilead Therapeutics

Dit voorstel wordt gedaan overeenkomstig de voorwaarden van de Inschrijvingsovereenkomst, die een verbintenis bevatte om een voorstel te doen aan de algemene vergadering om twee warrants uit te geven die Gilead Therapeutics in staat stellen om haar deelneming in de Vennootschap verder te vergroten.	This proposal is made in accordance with the terms of the Subscription Agreement, which included a commitment to make a proposal to the shareholders’ meeting to issue two warrants allowing Gilead Therapeutics to further increase its ownership in the Company.

Voorstel van besluit: De algemene vergadering van de Vennootschap besluit om de uitgifte goed te keuren van twee warrants aan Gilead Therapeutics, de Initiële Warrant A en de Initiële Warrant B genaamd (samen de “Warrants” en elk een “Warrant”), en het voorkeurrecht van de bestaande aandeelhouders van de Vennootschap op te heffen ten gunste van Gilead Therapeutics, overeenkomstig het bijzonder verslag van de raad van bestuur opgesteld overeenkomstig de artikelen 583, 596 en 598 van het Wetboek van vennootschappen van 7 mei 1999, waarnaar wordt verwezen in punt 1 van de agenda.	Proposed resolution: The shareholders’ meeting of the Company resolves to approve the issuance of two warrants for the benefit of Gilead Therapeutics, called the Initial Warrant A and the Initial Warrant B (collectively, the “Warrants” and each a “Warrant”), and to cancel the preferential subscription right of the existing shareholders of the Company for the benefit of Gilead Therapeutics, in accordance with the special report of the board of directors prepared in accordance with article 583, 596 and 598 of the Belgian Companies Code of 7 May 1999, as referred to in item 1 of the agenda.

Met het oog hierop beslist de algemene vergadering van de Vennootschap om de bepalingen en voorwaarden (de “Voorwaarden”) van de Warrants goed te keuren zoals uiteengezet in Bijlage 1 (met betrekking tot Initiële Warrant A) en Bijlage 2 (met betrekking tot Initiële Warrant B) van het bijzonder verslag van de raad van bestuur waarnaar wordt verwezen in punt 1 van de agenda, waarvan een kopie aan de notulen van dit besluit wordt gehecht. De belangrijkste Voorwaarden van de respectievelijke Warrants kunnen, voor informatiedoeleinden, als volgt worden samengevat:

a)  Emittent van de Warrants: De Vennootschap.

b)  Duurtijd: De Initiële Warrant A heeft een duurtijd beginnend vanaf de datum van dit besluit en eindigend om 23u59 op de datum die één (1) jaar na de datum van dit besluit valt. De Initiële Warrant B heeft een duurtijd beginnend vanaf de datum van dit besluit en eindigend om 23u59 op de datum die vijf (5) jaar na 23 augustus 2019 valt. De Warrants kunnen tijdens hun gehele duurtijd één of meerdere keren worden uitgeoefend, maar niet meer dan éénmaal per periode van drie (3) maanden. Zoals uiteengezet in de

In view thereof, the shareholders’ meeting of the Company resolves to approve the terms and conditions (the “Conditions”) of the Warrants as set forth in Annex 1 (in relation to Initial Warrant A) and Annex 2 (in relation to Initial Warrant B) to the special report of the board of directors referred to in item 1 of the agenda, a copy of which shall remain attached to the minutes reflecting the present resolution. The main Conditions of the respective Warrants can, for informational purposes, be summarized as follows:

a)  Issuer of the Warrants: The Company.

b)  Term: The Initial Warrant A has a term starting as of the date of this resolution and ending on 11:59 p.m. on the date which falls one (1) year after the date of this resolution. The Initial Warrant B has a term starting as of the date of this resolution and ending on 11:59 p.m. on the date which falls five (5) year after 23 August 2019. The Warrants can be exercised at one or several occasions during their entire term, but not more than once per period of three (3) months. As set out in the Conditions, this limitation does not apply in case of material development regarding the Company or the

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Bijzondere en buitengewone algemene vergaderingen van 22 oktober 2019 Special and extraordinary shareholders’ meetings of 22 October 2019

     Voorwaarden, is deze beperking niet van toepassing in geval van een materiële ontwikkeling met betrekking tot de Vennootschap of de verhandeling van de aandelen van de Vennootschap, of in geval van bepaalde (verzoeken tot) oproepingen tot algemene vergaderingen van de Vennootschap.

c)  Uitgifteprijs: De Warrants zullen worden uitgegeven zonder dat enige bijkomende vergoeding door Gilead Therapeutics of enige met haar verbonden persoon verschuldigd is.

d)  Uitoefenprijs: De Uitoefenprijs (zoals gedefinieerd in de Voorwaarden) van de Initiële Warrant A zal, per aandeel waarop zal worden ingeschreven bij een uitoefening van de Initiële Warrant A, met betrekking tot dergelijke aandelen, gelijk zijn aan EUR 140,59. De Uitoefenprijs van de Initiële Warrant B zal, per aandeel waarop zal worden ingeschreven bij een uitoefening van de Initiële Warrant B, met betrekking tot dergelijke aandelen, gelijk zijn aan het hoogste van (i) 120% vermenigvuldigd met het rekenkundig gemiddelde van de dagelijks volume-gewogen gemiddelde koers van de aandelen van de Vennootschap verhandeld op Euronext Brussels en Euronext Amsterdam (of dergelijke andere gereglementeerde markten waarop de aandelen van de Vennootschap verhandeld zullen worden op dat tijdstip) op elk van de beursdagen gedurende de periode van 30 kalenderdagen eindigend op de kalenderdag die onmiddellijk voorafgaat aan de datum van het Bericht van Uitoefening (zoals gedefinieerd in de Voorwaarden) met betrekking tot die uitoefening, en (ii) EUR 140,59. De hierboven vermelde Uitoefeningsprijzen van EUR 140,59 (per aandeel) stemmen overeen met de uitgifteprijs van de 6.828.985 nieuwe aandelen die werden uitgegeven aan Gilead Therapeutics op 23 augustus 2019 en vertegenwoordigen een premie van 20% ten opzichte van het gemiddelde van de volume-gewogen gemiddelde koers van de aandelen van de Vennootschap op de gereglementeerde markt van Euronext (Brussels en Amsterdam) gedurende de dertig kalenderdagen voorafgaand aan de ondertekeningsdatum van de Inschrijvingsovereenkomst en voldoen aan artikel 598 van het Wetboek van vennootschappen van 7 mei 1999.

e)  Aantal aandelen uit te geven bij een uitoefening van de Warrants: Overeenkomstig de Voorwaarden geven de Warrants het recht aan de houder daarvan om in te schrijven, gedurende de gehele duurtijd van de respectievelijke Warrant, bij elke Uitoefening van een Warrant, op een maximum aantal aandelen dat voldoende is om het aantal aandelen in eigendom van Gilead Therapeutics, Gilead Sciences en enige met hen verbonden persoon (en, enkel met betrekking tot de Initiële Warrant B, elke andere partij die in onderling overleg handelt met Gilead Therapeutics, Gilead Sciences of enige met hen verbonden persoon) te brengen tot 25,1% voor de Initiële Warrant A (de “Initiële Warrantlimiet A”) en 29,9% voor de Initiële Warrant B (de “Initiële Warrantlimiet B”) van de daadwerkelijk uitgegeven en uitstaande aandelen onmiddellijk na de uitgifte van de aandelen die moeten worden uitgegeven bij de relevante uitoefening van de relevante Warrant (naar beneden afgerond tot het dichtstbijzijnde gehele aandeel). Voor alle duidelijkheid, de totale deelneming die voortvloeit uit de volledige uitoefening van de Initiële Warrant A en de Initiële Warrant B zal in totaal niet meer bedragen dan 29,9%.

f)   Aard van de Warrants: De Warrants geven het recht (maar niet de verplichting) om in te schrijven, bij enige trading of the Company’s shares, or in case of certain (requests for) convocations of shareholders’ meetings of the Company.

c)  Issue Price: The Warrants will be issued without any additional consideration being due by Gilead Therapeutics or any of its affiliates.

d)  Exercise Price: The Exercise Price (as defined in the Conditions) of the Initial Warrant A shall, per share that shall be subscribed for upon an exercise of the Initial Warrant A, in relation to such shares, be equal to EUR 140.59. The Exercise Price of the Initial Warrant B shall, per share that shall be subscribed for upon an exercise of the Initial Warrant B in relation to such shares, be equal to the greater of (i) 120% multiplied by the arithmetic mean of the daily volume weighted average trading price of the Company’s shares as traded on Euronext Brussels and Euronext Amsterdam (or such other regulated markets on which the Company’s shares will be trading at that time) on each of the trading days during the period of 30 calendar days ending on the calendar day immediately preceding the date of the Exercise Notice (as defined in the Conditions) with respect to such exercise, and (ii) EUR 140.59. The abovementioned Exercise Prices of EUR 140.59 (on a per share basis) are the same as the issue price of the 6,828,985 new shares that were issued to Gilead Therapeutics on 23 August 2019 and represent a 20% premium as compared to the average of the volume weighted average prices of the Company’s shares on the regulated market of Euronext (Brussels and Amsterdam) during the thirty calendar days preceding the date of signing the Subscription Agreement and comply with article 598 of the Belgian Companies Code of 7 May 1999.

e)  Number of shares issuable upon an exercise of the Warrants: Subject to the Conditions, the Warrants entitle the holder thereof to subscribe, during the entire term of the respective Warrant, upon each exercise of a Warrant, for a maximum number of shares that is sufficient to bring the number of shares owned by Gilead Therapeutics, Gilead Sciences and any of their affiliates (and, with respect to Initial Warrant B only, any other party acting in concert with Gilead Therapeutics, Gilead Sciences or any of their affiliates) to 25.1% for Initial Warrant A (the “Initial Warrant Limit A”) and 29.9% for Initial Warrant B (the “Initial Warrant Limit B”) of the actually issued and outstanding shares immediately after the issue of the shares that are to be issued upon the relevant exercise of the relevant Warrant (rounded down to the nearest whole share). For clarity, the overall shareholding resulting from the full exercise of Initial Warrant A and Initial Warrant B shall in aggregate not exceed 29.9%.

f)   Nature of the Warrants: The Warrants will confer the right (but not the obligation) to subscribe, upon any exercise of a Warrant, for a number of new shares to be issued by the Company, as aforementioned. Except as otherwise provided for under Belgian law, the holder of a Warrant will be no shareholder of the Company solely by virtue of holding such Warrant, and therefore does not have the rights of a shareholder in relation to the shares to be issued or delivered to the holder of such Warrant upon an exercise of such Warrant until the exercise of such Warrant and the issue or delivery of the relevant shares.

g)  Form of the Warrants: The Warrants will be in registered form.

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Bijzondere en buitengewone algemene vergaderingen van 22 oktober 2019 Special and extraordinary shareholders’ meetings of 22 October 2019 uitoefening van een Warrant, op een aantal nieuwe aandelen uit te geven door de Vennootschap, zoals hiervoor vermeld. Behalve indien anders bepaald door Belgisch recht, kwalificeert de houder van de Warrant door het loutere houden van de Warrant niet als aandeelhouder van de Vennootschap, en beschikt hij bijgevolg niet over de rechten van een aandeelhouder met betrekking tot de aandelen uit te geven of te leveren aan de houder van een dergelijke Warrant bij een uitoefening van een dergelijke Warrant tot aan de uitoefening van een dergelijke Warrant en de uitgifte of levering van de relevante aandelen.

g)  Vorm van de Warrants: De Warrants zullen op naam zijn.

h)  Geen notering van de Warrants: Op geen enkel moment zullen de Warrants worden genoteerd op een effectenbeurs, gereglementeerde markt of soortgelijke effectenmarkt.

i)   Toekenning en inschrijving: De Warrants zullen worden toegekend aan Gilead Therapeutics, en er kan enkel door Gilead Therapeutics op worden ingeschreven.

j)   Onderliggende aandelen: De nieuwe door de Vennootschap bij elke uitoefening van de toepasselijke Warrants uit te geven aandelen zullen dezelfde rechten en voordelen hebben als, en in alle opzichten, inclusief voor wat betreft gerechtigdheid op dividenden en andere uitkeringen, pari passu rangschikken met de bestaande en uitstaande aandelen van de Vennootschap op het ogenblik van hun uitgifte en zullen gerechtigd zijn op dividenden en andere uitkeringen waarvoor de relevante registratiedatum of vervaldatum valt op of na de datum van hun uitgifte.

De algemene vergadering besluit, onder voorbehoud van, en in de mate van elke uitoefening van Warrants, om het maatschappelijk kapitaal van de Vennootschap te verhogen en bij een dergelijke uitoefening het toepasselijke aantal nieuwe aandelen uit te geven zoals voorzien in de toepasselijke Voorwaarden van de Warrants.

De algemene vergadering besluit dat enige uitgiftepremie die geboekt zal worden in verband met de uitoefening van de Warrants en de uitgifte van nieuwe aandelen, zoals toepasselijk, zal worden geboekt op de passiefzijde van de balans van de Vennootschap als eigen vermogen. De rekening waarop de uitgiftepremie zal worden geboekt zal, net als het maatschappelijk kapitaal, een waarborg vormen voor derden en kan, behoudens bij incorporatie ervan in kapitaal, enkel worden verminderd op grond van een geldige beslissing van de algemene vergadering die wordt genomen op de wijze vereist voor een wijziging van de statuten van de Vennootschap.

De algemene vergadering van de Vennootschap besluit de raad van bestuur te machtigen om de besluiten van de algemene vergadering van de Vennootschap in verband met de Warrants te implementeren en uit te voeren, en om alle stappen te ondernemen en alle formaliteiten te vervullen die krachtens de Voorwaarden van de Warrants, de statuten van de Vennootschap en de toepasselijke wetgeving vereist zijn om aandelen uit te geven of over te dragen bij een uitoefening van Warrants. Bovendien zullen de bestuurders van de Vennootschap, individueel handelend, de bevoegdheid hebben om bij elke uitoefening van een Warrant over te gaan tot de vaststelling van (i) de kapitaalverhoging en de uitgifte van nieuwe aandelen die het gevolg zijn van deze uitoefening, (ii) de toewijzing van de uitgifteprijs aan het maatschappelijk kapitaal en (in voorkomend geval) de uitgiftepremie overeenkomstig de toepasselijke Voorwaarden van de Warrants, en (iii) de wijziging van de statuten van de Vennootschap om het nieuwe maatschappelijk kapitaal en het

h)  No listing of the Warrants: The Warrants shall not be listed at any time on a securities exchange, regulated market or similar securities market.

i)   Allocation and subscription: The Warrants will be allocated to Gilead Therapeutics, and can only be subscribed for by Gilead Therapeutics.

j)   Underlying shares: The new shares to be issued by the Company upon each exercise of the relevant Warrants shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issue and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issue.

The shareholders’ meeting resolves, subject to, and to the extent of, each exercise of Warrants, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon such exercise as provided for in the relevant Conditions of the Warrants.

The shareholders’ meeting resolves that any issue premium that will be booked in connection with the exercise of the Warrants and the issuance of new shares, as applicable, shall be accounted for on the liabilities side of the Company’s balance sheet as net equity. The account on which the issue premium shall be booked shall, like the share capital, serve as the guarantee for third parties and, save for the possibility of a capitalization of those reserves, can only be reduced on the basis of a valid resolution of the general shareholders’ meeting passed in the manner required for an amendment to the Company’s articles of association.

The shareholders’ meeting of the Company resolves to authorize the board of directors to implement and execute the resolutions passed by the shareholders’ meeting of the Company in connection with the Warrants, and to take all steps and carry out all formalities that shall be required by virtue of the Conditions of the Warrants, the Company’s articles of association and applicable law in order to issue or transfer shares upon an exercise of Warrants. Furthermore, the directors of the Company, acting individually, shall have the power, upon each exercise of a Warrant, to proceed with the recording of (i) the capital increase and issue of new shares resulting from such exercise, (ii) the allocation of the issue price to the share capital and (as applicable) the issue premium in accordance with the relevant Conditions of the Warrants, and (iii) the amendment of the Company’s articles of association in order to reflect the new share capital and number of outstanding shares following the exercise of the Warrant and the issuance of new shares. Finally, each of the General Counsel of the Company and the directors of the Company (each such person, a “Special Proxy Holder”), acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon an exercise of a Warrant, (a) to sign and deliver, on behalf of the Company, the relevant Euroclear and bank documentation, the share register and all necessary documents in connection with the issuance and delivery of the shares (acquired as a result of the exercise of the Warrants) to the beneficiary and (b) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon an exercise of a Warrant to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam (and such other regulated markets on which the Company’s shares will be trading at that time).

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Bijzondere en buitengewone algemene vergaderingen van 22 oktober 2019 Special and extraordinary shareholders’ meetings of 22 October 2019 aantal uitstaande aandelen na de uitoefening van de Warrant en de uitgifte van nieuwe aandelen weer te geven. Ten slotte, hebben de General Counsel van de Vennootschap en elk van de bestuurders van de Vennootschap (elk van hen, een “Bijzondere Gevolmachtigde”), individueel handelend en met de mogelijkheid tot sub-delegatie en de bevoegdheid van subrogatie, de bevoegdheid om, bij een uitoefening van een Warrant, (a) in naam van de Vennootschap, de toepasselijke Euroclear- en bankdocumentatie, het aandelenregister en alle noodzakelijke documenten in verband met de uitgifte en levering van de aandelen (verworven als gevolg van de uitoefening van de Warrants) aan de begunstigde te ondertekenen en af te leveren, en (b) alles te doen wat nodig of nuttig kan zijn (met inbegrip van maar niet beperkt tot de voorbereiding en uitvoering van alle documenten en formulieren) voor de toelating van de aandelen uitgegeven naar aanleiding van een uitoefening van een Warrant tot de verhandeling op de gereglementeerde markten van Euronext Brussels en Euronext Amsterdam (en dergelijke andere gereglementeerde markten waarop de aandelen van de Vennootschap op dat moment worden verhandeld).

Agendapunt 3 - Steminstructie:	Agenda item 3 - Voting instruction:

☐	☐ ☐
Voor / In favor Tegen / Against Onthouding / Abstention

4. Kennisname en bespreking van het bijzonder verslag van de raad van bestuur opgesteld overeenkomstig artikel 604 van het Wetboek van vennootschappen van 7 mei 1999 in verband met de hernieuwing van zijn machtiging met betrekking tot, en de verhoging van, het toegestaan kapitaal, en de specifieke omstandigheden en doeleinden voor het gebruik van het hernieuwd toegestaan kapitaal.

4. Consideration and discussion of the special report of the board of directors in accordance with article 604 of the Belgian Companies Code of 7 May 1999 relating to the renewal of its authorization with respect to, and the increase of, the authorized capital, and the specific circumstances and purposes for the use of the renewed authorized capital.

5. Hernieuwing van de machtiging van de raad van bestuur om het maatschappelijk kapitaal binnen het kader van het toegestaan kapitaal te verhogen met een bedrag tot 20% van het maatschappelijk kapitaal.

Dit voorstel wordt gedaan overeenkomstig de voorwaarden van de Inschrijvingsovereenkomst, die een verbintenis bevatte om een voorstel te doen aan de algemene vergadering om de raad van bestuur te machtigen om het maatschappelijk kapitaal van de Vennootschap in één of meerdere malen te verhogen met een bedrag tot 20% van het maatschappelijk kapitaal op het ogenblik van de oproeping tot de algemene vergadering.

5. Renewal of the authorization to the board of directors to increase the share capital within the framework of the authorized capital by up to 20% of the share capital.

This proposal is made in accordance with the terms of the Subscription Agreement, which included a commitment to make a proposal to the shareholders’ meeting to authorize the board of directors to increase the share capital of the Company in one or several times with an amount up to 20% of the share capital at the time of the convening of the shareholders’ meeting.

Voorstel van besluit: De algemene vergadering van de Vennootschap besluit de machtiging aan de raad van bestuur te hernieuwen om het maatschappelijk kapitaal in één of meerdere malen te verhogen, gedurende een periode van vijf (5) jaar vanaf de bekendmaking van deze machtiging in de Bijlagen bij het Belgisch Staatsblad, met een totaalbedrag tot 20% van het huidige bedrag van het maatschappelijk kapitaal van de Vennootschap, en dit in overeenstemming met de voorwaarden van het verslag van de raad van bestuur opgesteld overeenkomstig artikel 604 van het Wetboek van vennootschappen van 7 mei 1999, zoals vermeld in punt 4 van de agenda van de algemene vergadering. Bijgevolg besluit de algemene vergadering om de rubriek “Toegestaan kapitaal” van de tijdelijke bepalingen van de statuten van de Vennootschap volledig te schrappen en te vervangen door de volgende tekst:	Proposed resolution: The shareholders’ meeting of the Company resolves to renew the authorization to the board of directors to increase the share capital on one or more occasions, during a period of five (5) years as of the publication in the Annexes to the Belgian State Gazette of this authorization, with an aggregate amount equal to up to 20% of the current amount of the share capital of the Company, and this in accordance with the terms and conditions set forth in the report of the board of directors prepared in accordance with article 604 of the Belgian Companies Code of 7 May 1999, as mentioned in item 4 of the agenda of the shareholders’ meeting. Consequently, the shareholders’ meeting resolves to delete the section “Authorized Capital” of the temporary provisions of the articles of association of the Company entirely and to replace it with the following text:

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Bijzondere en buitengewone algemene vergaderingen van 22 oktober 2019 Special and extraordinary shareholders’ meetings of 22 October 2019

“Toegestaan kapitaal

Aan de raad van bestuur werd de machtiging verleend om in overeenstemming met artikelen 603 tot 608 van het Wetboek van vennootschappen van 7 mei 1999 (zoals gewijzigd of vervangen), in één of meerdere malen, het maatschappelijk kapitaal van de Vennootschap te verhogen in de hierna bepaalde mate. Deze machtiging geldt voor een periode van vijf jaar te rekenen vanaf de datum van bekendmaking van deze machtiging in de Bijlagen tot het Belgisch Staatsblad.

Onverminderd strengere wettelijke bepalingen, en onverminderd de machtiging voor specifieke situaties verleend door de buitengewone algemene aandeelhoudersvergadering van 25 april 2017 zoals opgenomen in de sectie “Gebruik van het toegestaan kapitaal in specifieke situaties” van de statuten van de Vennootschap, kan de raad van bestuur het maatschappelijk kapitaal van de Vennootschap in één of meerdere malen verhogen met een bedrag van maximaal EUR [●], zijnde twintig procent (20%) van het maatschappelijk kapitaal op het ogenblik van de oproeping tot de aandeelhoudersvergadering die deze machtiging heeft verleend. Overeenkomstig artikel 607 van het Wetboek van vennootschappen van 7 mei 1999 (zoals gewijzigd of vervangen), kan de raad van bestuur deze machtiging niet gebruiken nadat de Autoriteit voor Financiële Diensten en Markten (FSMA) de Vennootschap kennis heeft gegeven van een openbaar overnamebod op de aandelen van de Vennootschap.

De kapitaalverhogingen in het kader van het toegestaan kapitaal kunnen worden gerealiseerd door de uitgifte van aandelen (met of zonder stemrecht en desgevallend in het kader van warrantplannen voor werknemers, bestuurders en zelfstandige consulenten van de Vennootschap en haar dochtervennootschappen), van converteerbare obligaties en/of warrants uitoefenbaar door inbreng in speciën of in natura, met of zonder uitgiftepremie, en ook door de omzetting van reserves, met inbegrip van uitgiftepremies. Bovenvermelde warrantplannen mogen voorzien dat, in uitzonderlijke gevallen (onder meer in geval van wijziging in de controle van de Vennootschap of overlijden), warrants kunnen worden uitgeoefend vóór de derde verjaardag van de toekenning ervan, zelfs indien de begunstigden van deze warrants personen zijn waarnaar wordt verwezen in artikel 520ter, 524bis of 525 van het Wetboek van vennootschappen van 7 mei 1999 (zoals gewijzigd of vervangen).

De raad van bestuur kan bij de verhoging van het maatschappelijk kapitaal binnen de grenzen van het toegestaan kapitaal, in het belang van de Vennootschap, de voorkeurrechten van de aandeelhouders beperken of opheffen, zelfs indien deze beperking of opheffing gedaan wordt ten gunste van een of meerdere bepaalde personen andere dan de werknemers van de Vennootschap of haar dochtervennootschappen.

De raad van bestuur kan een uitgiftepremie vragen bij de uitgifte van nieuwe aandelen in het kader van het toegestaan kapitaal. Indien de raad van bestuur hiertoe beslist, dient deze uitgiftepremie op een onbeschikbare reserverekening te worden geboekt die slechts kan worden verminderd of overgeboekt door een besluit van de aandeelhoudersvergadering genomen op de wijze die vereist is voor de wijziging van statuten.

De raad van bestuur is gemachtigd om de statuten van de Vennootschap in overeenstemming te brengen met de kapitaalverhogingen waartoe binnen het kader van het toegestaan kapitaal werd beslist, of om een notaris hiertoe opdracht te geven.”

“Authorized capital

The board of directors has been granted the authority to increase the share capital of the Company, in accordance with articles 603 to 608 of the Belgian Companies Code of 7 May 1999 (as amended or superseded), in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, but also without prejudice to the authorization for specific circumstances granted by the extraordinary shareholders’ meeting of 25 April 2017 as included in the section “Use of authorized capital in specific circumstances” of the Company’s articles of association, the board of directors can increase the share capital of the Company in one or several times with an amount of up to €[●], i.e. 20% of the share capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with article 607 of the Belgian Companies Code of 7 May 1999 (as amended or superseded), the board of directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the Company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of a warrant plan for the Company’s or its subsidiaries’ personnel, directors and/or independent consultants), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned warrant plans can provide that, in exceptional circumstances (among others in the event of a change in control of the Company or decease), warrants can be exercised before the third anniversary of their award, even if the beneficiary of such warrants is a person referred to in article 520ter, 524bis or 525 of the Belgian Companies Code of 7 May 1999 (as amended or superseded).

When increasing the share capital within the limits of the authorized capital, the board of directors may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

The board of directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

The board of directors is authorized to bring the Company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

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Bijzondere en buitengewone algemene vergaderingen van 22 oktober 2019 Special and extraordinary shareholders’ meetings of 22 October 2019

Agendapunt 5 - Steminstructie:	Agenda item 5 - Voting instruction:

☐	☐ ☐
Voor / In favor Tegen / Against Onthouding / Abstention

Ondergetekende is er uitdrukkelijk mee akkoord dat:	The undersigned expressly agrees that:

(i) bij afwezigheid van steminstructies voor enig agendapunt of in het geval dat er, om welke reden dan ook, enige onduidelijkheid zou ontstaan betreffende de steminstructies, de volmachtdrager altijd “voor” het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven en dat dit een specifieke steminstructie geacht zal zijn in de zin van artikel 547bis §4 2° van het Wetboek van vennootschappen van 7 mei 1999;	(i) in the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote “in favor” of the proposal for such items for which no or an unclear voting instruction is given and that this will be deemed to be a specific voting instruction in the sense of article 547bis §4 2° of the Belgian Companies Code of 7 May 1999;

(ii) in geval de naam van de volmachtdrager niet is ingevuld, de volmacht geacht zal worden gegeven te zijn aan de General Counsel van de Vennootschap, die een werknemer is van de Vennootschap maar geen lid van haar raad van bestuur of haar directiecomité;	(ii) in the event the name of the proxy holder is not completed, the proxy will be deemed to be given to the General Counsel of the Company, who is an employee of the Company but not a member of its board of directors or of its executive committee;

(iii) alle handelingen gesteld door de volmachtdrager zijn goedgekeurd en bekrachtigd.	(iii) all acts carried out by the proxyholder are approved and ratified.

Onderhavige volmacht geldt tevens als aanmelding in de zin van artikel 536 van het Wetboek van vennootschappen van 7 mei 1999.	The present proxy shall also serve as notification within the meaning of article 536 of the Belgian Companies Code of 7 May 1999.

Onderhavig formulier is geen verzoek tot verlening van volmacht overeenkomstig de bepalingen van artikel 548 of 549 van het Wetboek van vennootschappen van 7 mei 1999.	The present form does not constitute a proxy solicitation in the sense of Article 548 or 549 of the Belgian Companies Code of 7 May 1999.

Onderhavige volmacht dient schriftelijk of elektronisch te worden ondertekend. Indien gebruik wordt gemaakt van een elektronische handtekening, dient het een gekwalificeerde elektronische handtekening te zijn in de zin van Verordening (EU) Nr. 910/2014 van het Europees Parlement en de Raad van 23 juli 2014 betreffende elektronische identificatie en vertrouwensdiensten voor elektronische transacties in de interne markt en tot intrekking van Richtlijn 1999/93/EG, of een elektronische handtekening in overeenstemming met de voorwaarden uiteengezet in artikel 1322 van het Burgerlijk Wetboek.	The present proxy must be signed in writing or electronically. In the event an electronic signature is used, it must be a qualified electronic signature in the sense of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, or an electronic signature that complies with the conditions set out in Article 1322 of the Belgian Civil Code.

Goed voor volmacht:	Good for proxy:

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

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Bijzondere en buitengewone algemene vergaderingen van 22 oktober 2019 Special and extraordinary shareholders’ meetings of 22 October 2019

Het ondertekende volmachtformulier dient uiterlijk op woensdag 16 oktober 2019 toe te komen op de zetel van de Vennootschap. Het dient te worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).	The signed proxy form must be received at the latest on Wednesday 16 October 2019 at the registered office of the Company. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Aandeelhouders die zich wensen te laten vertegenwoordigen moeten tevens aan de toelatingsvoorwaarden voldoen zoals beschreven in de oproeping tot de bijzondere en buitengewone algemene vergaderingen.	Shareholders who wish to be represented by proxy must also comply with the admission conditions as described in the convening notice to the special and extraordinary shareholders’ meetings.

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